UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that on February 10, 2019, the Company issued a press release, “Kitov Pharma Provides Corporate Update and Reports Full-Year 2019 Financial Results”, which is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release

The information contained within this report on Form 6-K and all Exhibits attached hereto should be read in conjunction with (1) our Consolidated Unaudited Financial Statements as of December 31, 2019, and for the year months then ended found in Exhibit 99.1 hereto; and, (2) our audited consolidated financial statements for the year ended December 31, 2018, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2019 (as amended by the Form 20-F/A amendment filed on April 3, 2019), as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statements and Prospectuses filed with the SEC.

The IFRS financial statements in Exhibit 99.1, as well as the discussions concerning the IFRS financial measurements in the text which is found under the headings entitled “Financial Results for the Year Ended December 31, 2019” and “Financial Results for the 6 months Ended December 31, 2019” in Exhibit 99.1, are all hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117 and 333-211477), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333- 333-235327), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

February 11, 2020	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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